UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Analex Corporation
(Name of Issuer)

Common Stock, par value $0.02 per share
(Title of Class of Securities)

032653107
(CUSIP Number)

Lorne Smith, Esq., New York Life Capital Partners,
51 Madison Avenue, 16th Floor, New York, New York 10010
(212) 576-6071

Copy to:
Linda E. Ransom, Esq., Dewey Ballantine LLP
1301 Avenue of the Americas, New York, New York 10019
(212) 259-6570

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 032653107	Page 2 of 25 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) New York Life Capital Partners II, L.P. I.R.S. #52-2309815
2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP (a) ☐ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,714,285*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,714,285*/**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,714,285*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9% (71.9% if aggregated with the shares beneficially owned by the other Stockholder Parties (as defined in Item 4 of this Statement)).*
14	TYPE OF REPORTING PERSON PN

* New York Life Capital Partners II, L.P. (“NYL”) expressly disclaims that it is a member of a “group” as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5(b)(1) thereunder. As detailed in Item 5 of this Statement, if a “group” consisting of the Stockholder Parties (as such term is defined in Item 4 of this Statement) were deemed to exist, NYL would be deemed to beneficially own, and be deemed to share the power to vote or direct the vote of, in each case, all of the shares of Common Stock (as such term is defined in Item 1 of this Statement) beneficially owned by such group. The aggregate for such group would be 32,233,950 shares of Common Stock, representing 71.9% of the shares of Common Stock.

** As detailed in Item 6 of this Statement, NYL is a party to that certain Co-Sale Agreement, dated May 28, 2004, by and among Analex Corporation, NYL and certain other investors, which limits the transferability of shares subject to this Schedule 13D.

SCHEDULE 13D

CUSIP No. 032653107	Page 3 of 25 Pages

1
NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

New York Life Capital Partners II, L.L.C., as General Partner of New York Life Capital Partners II, L.P.
I.R.S. #52-2309807

2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP (a) ☐ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,714,285*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,714,285*/**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,714,285*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9% (71.9% if aggregated with the shares beneficially owned by the other Stockholder Parties (as defined in Item 4 of this Statement)).*
14	TYPE OF REPORTING PERSON OO

* New York Life Capital Partners II, L.L.C. (“NYLGP”) expressly disclaims that it is a member of a “group” as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5(b)(1) thereunder. As detailed in Item 5 of this Statement, if a “group” consisting of the Stockholder Parties (as such term is defined in Item 4 of this Statement) were deemed to exist, NYLGP would be deemed to beneficially own, and be deemed to share the power to vote or direct the vote of, in each case, all of the shares of Common Stock (as such term is defined in Item 1 of this Statement) beneficially owned by such group. The aggregate for such group would be 32,233,950 shares of Common Stock, representing 71.9% of the shares of Common Stock.

** NYLGP acts as the general partner of New York Life Capital Partners II, L.P. (“NYL”). As detailed in Item 6 of this Statement, NYL is a party to that certain Co-Sale Agreement, dated May 28, 2004, by and among Analex Corporation, NYL and certain other investors which limits the transferability of shares subject to this Schedule 13D.

SCHEDULE 13D

CUSIP No. 032653107	Page 4 of 25 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) NYLCAP Manager LLC, as Investment Manager of New York Life Capital Partners II, L.P. I.R.S. #13-4091043
2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP (a) ☐ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,714,285*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,714,285*/**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,714,285*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9% (71.9% if aggregated with the shares beneficially owned by the other Stockholder Parties (as defined in Item 4 of this Statement)).*
14	TYPE OF REPORTING PERSON IA, OO
* NYLCAP Manager LLC (“NYLCAP”) expressly disclaims that it is a member of a “group” as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5(b)(1) thereunder. As detailed in Item 5 of this Statement, if a “group” consisting of the Stockholder Parties (as such term is defined in Item 4 of this Statement) were deemed to exist, NYLCAP would be deemed to beneficially own, and be deemed to share the power to vote or direct the vote of, in each case, all of the shares of Common Stock (as such term is defined in Item 1 of this Statement) beneficially owned by such group. The aggregate for such group would be 32,233,950 shares of Common Stock, representing 71.9% of the shares of Common Stock.

** NYLCAP is a registered investment adviser and acts as investment manager of New York Life Capital Partners II, L.P. (“NYL”). As detailed in Item 6 of this Statement, NYL is a party to that certain Co-Sale Agreement, dated May 28, 2004, by and among Analex Corporation, NYL and certain other investors which limits the transferability of shares subject to this Schedule 13D.

SCHEDULE 13D

CUSIP No. 032653107	Page 5 of 25 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) New York Life Investment Management Holdings LLC I.R.S. #52-2206682
2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP (a) ☐ (b) ☒ (See 11 below)
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER Disclaimed (see 11 below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER Disclaimed (see 11 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares disclaimed by New York Life Investment Management Holdings LLC.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ Disclaimed (see 11 above)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not applicable (see 11 above).
14	TYPE OF REPORTING PERSON HC, OO

SCHEDULE 13D

CUSIP No. 032653107	Page 6 of 25 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) New York Life Insurance Company I.R.S. #13-5582869
2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP (a) ☐ (b) ☒ (See 11 below)
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER Disclaimed (see 11 below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER Disclaimed (see 11 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares disclaimed by New York Life Insurance Company.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ Disclaimed (see 11 above)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not applicable (see 11 above).
14	TYPE OF REPORTING PERSON IC

Reference is made to the Statement on Schedule 13D filed on June 9, 2004, as amended by Amendment No. 1 thereto filed on September 17, 2004 and as amended by Amendment No. 2 thereto filed on April 18, 2005 (as so amended, the “Schedule 13D”), each on behalf of (i) New York Life Capital Partners II, L.P., a Delaware limited partnership (“NYL”), (ii) New York Life Capital Partners II, L.L.C., a Delaware limited liability company (“NYLGP”) which is the general partner of NYL and is a wholly-owned subsidiary of NYLCAP (defined below), (iii) NYLCAP Manager LLC, a Delaware limited liability company (“NYLCAP”), which is the investment manager of NYL and is a wholly-owned subsidiary of NYLIMH (defined below), (iv) New York Life Investment Management Holdings LLC, a Delaware limited liability company (“NYLIMH”), which is a wholly-owned subsidiary of NYLIC (defined below), and (v) New York Life Insurance Company, a New York mutual insurance company (“NYLIC”). NYL, NYLGP, NYLCAP, NYLIMH and NYLIC are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” Each of NYL, NYLGP and NYLCAP expressly disclaim that they are members of a “group” consisting of the Stockholder Parties (as such term is defined in Item 4 of this Statement) as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5(b)(1) thereunder. Each of NYLIMH and NYLIC expressly disclaims beneficial ownership of all shares and expressly disclaims that it is a member of a “group.”

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3” and, together with the Schedule 13D, this “Statement”) is filed on behalf of the Reporting Persons. All capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 1.

The second sentence of Item 1 of Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

“The Issuer’s principal executive office is located at 2677 Prosperity Avenue, Suite 400, Fairfax, Virginia 22031.”

Item 2(f).

Item 2(f) of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

“All Reporting Persons and, to the best knowledge of each Reporting Person, all persons identified in Schedules II through V are United States citizens, except that Christina A. Gold, a director of NYLIC, is a citizen of Canada and Joseph Gilmore, an executive officer of NYLIC, is a citizen of Canada.”

Item 4.    Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by deleting the first paragraph thereof in its entirety and by inserting the following in lieu thereof:

“NYL acquired its Senior Subordinated Note, shares of Series B Preferred Stock, Initial Common Stock Warrant and Subsequent Common Stock Warrant (as such terms are defined below) as an investment, in the regular course of business.

The Issuer has entered into an Agreement and Plan of Merger with QinetiQ North America Operations, LLC (“Parent”) and Apollo Merger Sub Inc. (“Merger Sub”), dated January 20, 2007 (the “Merger Agreement”), pursuant to which Merger Sub would offer to purchase all of the outstanding Common Stock of the Issuer (the “Offer”), Merger Sub would merge with and into the Issuer following the consummation of the Offer (the “Merger”) and the Issuer would convert each of the existing warrants issued by the Issuer, including, without limitation, the Initial Common Stock Warrant and Subsequent Common Stock Warrant, into the right to receive cash as of the effective date of the Merger.

In connection with the Merger Agreement, each of Parent, Merger Sub, NYL, GEPT (as such term is defined below), the Pequot Funds (as such term is defined below) and the Issuer have entered into a Conversion, Tender and Voting Agreement, dated as of January 20, 2007 (the “Tender/Voting Agreement,” a copy of which is attached hereto as Exhibit 10 and is incorporated in this Statement by reference). Each description in this Statement of such agreement is qualified in its entirety by reference to such agreement. Pursuant to the Tender/Voting Agreement, NYL has agreed to, among other things, (a) vote its shares of Series B Preferred Stock and/or shares of Common Stock, as applicable, and grant a proxy to the Issuer and Merger Sub with respect to such securities to vote such securities, each (i) in favor of the Merger, the adoption of the Merger Agreement and each of the other actions contemplated by the Merger Agreement and (ii) against any action or agreement which would reasonably be expected to impede, interfere with or prevent the Merger (including, without limitation, any competing proposal), and, contingent on the consummation of the Offer and the Merger, (b) have all of its shares of Series B Preferred Stock converted into shares of Common Stock as of the expiration date of the Offer (if at such time Merger Sub accepts for payment all shares of Common Stock validly tendered and not withdrawn pursuant to the Offer), (c) instruct the Issuer to, on its behalf, sell all of its shares of Common Stock to Merger Sub pursuant to the Offer and (d) have each of its Initial Common Stock Warrant and Subsequent Common Stock Warrant converted into the right to receive cash from the Issuer in an amount equal to the product of (i) the excess of the Offer price per share for the shares of Common Stock over the per share exercise price under such warrant and (ii) the number of shares of Common Stock issuable pursuant to such warrant immediately prior to the effective date of the Merger.”

Items 5(a), (b).

Items 5(a) and 5(b) of the Schedule 13D are hereby deleted in its entirety and the following is inserted in lieu thereof:

“Each of NYLIMH and NYLIC expressly disclaims beneficial ownership of all shares. Each of NYL, NYLGP and NYLCAP beneficially owns 4,714,285 shares of Common Stock, representing 21.9% of the shares of Common Stock, based on the following facts and assumptions:

(i) On the First Closing Date, NYL purchased a Senior Subordinated Note, with the initial principal amount of $3.5 million, and an Initial Common Stock Warrant.

(ii) Upon the Stockholder Approval on September 15, 2004, the outstanding Senior Subordinated Note in the aggregate principal amount of $3.5 million was automatically converted at the Series B Original Issue Price into 1,000,000 shares of Series B Preferred Stock.

(iii) As Stockholder Approval has been obtained by the Issuer, the 1,000,000 shares of Series B Preferred Stock beneficially owned by each of NYL, NYLGP and NYLCAP may be converted at any time into shares of Common Stock at an assumed Conversion Price of $2.80 per share, which would result in the beneficial ownership by each of NYL, NYLGP and NYLCAP of 1,250,000 shares of Common Stock.

(iv) As Stockholder Approval has been obtained by the Issuer, the Initial Common Stock Warrant issued to NYL may be exercised at any time, which would result in the beneficial ownership by each of NYL, NYLGP and NYLCAP of an additional 250,000 shares of Common Stock.

(v) On the Subsequent Closing Date, NYL purchased an additional 2,142,857 shares of Series B Preferred Stock and a Subsequent Common Stock Warrant.

(vi) The 2,142,857 additional shares of Series B Preferred Stock beneficially owned by each of NYL, NYLGP and NYLCAP may be converted at any time into shares of Common Stock at an assumed Conversion Price of $2.80 per share, which would result in the beneficial ownership by each of NYL, NYLGP and NYLCAP of an additional 2,678,571 shares of Common Stock.

(vii) The Subsequent Common Stock Warrant issued to NYL may be exercised at any time, which would result in the beneficial ownership by each of NYL, NYLGP and NYLCAP of an additional 535,714 shares of Common Stock.

Each of NYLIMH and NYLIC expressly disclaims any voting or dispositive power over all shares. Based on the foregoing assumptions, NYL, NYLGP and NYLCAP share the power to vote or direct the vote and power to dispose or direct the disposition of 4,714,285 shares of Common Stock, subject to the restrictions on voting described in Item 4 of this Statement.

Each of NYLIMH and NYLIC expressly disclaims being a member of a “group” (as defined below). Each of NYL, NYLGP and NYLCAP expressly disclaim that they are members of a “group” as such term is used in Section 13(d)(3) of the Exchange Act, or Rule 13d-5(b)(1) thereunder. By virtue of the Stockholders’ Agreement, however, a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, or Rule 13d-5(b)(1) thereunder, may be deemed to have been formed consisting of all of the Stockholder Parties. If such group were deemed to exist, the Stockholder Parties would be deemed to beneficially own, and be deemed to share the power to vote or direct the vote of, 32,233,950 shares of Common Stock, representing 71.9% of the shares of Common Stock. Each of NYL, NYLGP and NYLCAP expressly disclaims beneficial ownership of, or voting or dispositive power over, the 32,233,950 shares of Common Stock that may be deemed to be beneficially owned by the aforementioned ‘group.’”

Item 6.    Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by inserting the following at the end thereof:

“Tender/Voting Agreement

In connection with the Merger Agreement, each of Parent, Merger Sub, GEPT, NYL, the Pequot Funds and the Issuer have entered into the Tender/Voting Agreement. Pursuant thereto, NYL has agreed to, among other things, (a) vote its shares of Series B Preferred Stock and/or shares of Common Stock, as applicable, and grant a proxy to the Issuer and Merger Sub with respect to such securities to vote such securities, each (i) in favor of the Merger, the adoption of the Merger Agreement and each of the other actions contemplated by the Merger Agreement and (ii) against any action or agreement which would reasonably be expected to impede, interfere with or prevent the Merger (including, without limitation, any competing proposal), and, contingent on the consummation of the Offer and the Merger, (b) have all of its 3,142,857 shares of Series B Preferred Stock converted into 3,928,571 shares of Common Stock as of the expiration date of the Offer (if at such time Merger Sub accepts for payment all shares of Common Stock validly tendered and not withdrawn pursuant to the Offer), (c) instruct the Issuer to, on its behalf, sell all of its shares of Common Stock to Merger Sub pursuant to the Offer and (d) have each of its Initial Common Stock Warrant and Subsequent Common Stock Warrant converted into the right to receive cash from the Issuer in an amount equal to the product of (i) the excess of the Offer price per share for the shares of Common Stock over the per share exercise price under such warrant and (ii) the number of shares of Common Stock issuable pursuant to such warrant immediately prior to the effective date of the Merger, which would result in the cancellation of each of the Initial Common Stock Warrant and the Subsequent Common Stock Warrant without any cash payment therefore as each warrant’s per share exercise price under each of the Initial Common Stock Warrant and Subsequent Common Stock Warrant, as applicable, is greater than the $3.70 Offer price per share for the shares of Common Stock of the Issuer pursuant to the Offer.”

Item 7.    Materials to be Filed as Exhibits

Item 7 is hereby amended by the insertion of the following after Exhibit 9:

“Exhibit 10
Conversion, Tender and Voting Agreement, dated as of January 20, 2007, by and among QinetiQ North America Operations, LLC, Apollo Merger Sub Inc., Analex Corporation, General Electric Pension Trust, New York Life Capital Partners II, L.P., Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners Fund III, L.P., is incorporated herein by reference.”

All exhibits to Schedule 13D are hereby incorporated by reference.

Schedule II, III, IV and V

Each of Schedule II, Schedule III, Schedule IV and Schedule V of the Schedule 13D is hereby deleted in its entirety and the revised version thereof attached hereto is inserted in lieu thereof.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:    January 29, 2007

NEW YORK LIFE CAPITAL PARTNERS II, L.P.

By:  NYLCAP Manager LLC, its Investment  Manager

By:  /s/ James M. Barker V
    Name: James M. Barker V
    Title: Executive Vice President

NEW YORK LIFE CAPITAL PARTNERS II, L.L.C.

By:  /s/ James M. Barker V
    Name: James M. Barker V
    Title: Managing Principal

NYLCAP MANAGER LLC

By:  /s/ James M. Barker V
    Name: James M. Barker V
    Title: Executive Vice President

NEW YORK LIFE INVESTMENT MANAGEMENT  HOLDINGS LLC

By:  /s/ Brian Murdock
    Name: Brian Murdock
    Title: Chief Executive Officer

NEW YORK LIFE INSURANCE COMPANY

By:  /s/ William Cheng
    Name: William Cheng
    Title: Vice President

Schedule II

New York Life Capital Partners II, L.L.C.

The business address of each of the persons listed below is 51 Madison Avenue, New York, New York 10010.

Executive Officers	Present Principal Occupation

John E. Schumacher	Principal of NYLGP and Chief Executive Officer and Manager of NYLCAP
Adam G. Clemens	Principal of NYLGP and President and Manager of NYLCAP
James M. Barker V	Principal of NYLGP and Executive Vice President of NYLCAP
Steven M. Benevento	Principal of NYLGP and Manager and Executive Vice President of NYLCAP
Thomas Haubenstricker	Principal of NYLGP and Executive Vice President of NYLCAP

Citizenship of All Executive Officers

U.S.A.

Schedule III

NYLCAP Manager LLC

The business address of each of the persons listed below is 51 Madison Avenue, New York, New York 10010.

Manager	Present Principal Occupation

Gary E. Wendlandt
Senior Executive Vice President in charge of Investment and Finance and Chief Investment Officer of NYLIC; Chairman and Manager of NYLIMH; Manager and Chairman of the Compensation and Valuation Committees of NYLCAP; and Manager, Member of the Compensation Committee and Member of the Audit Committee, of MacKay Shields

Brian A. Murdock
Senior Vice President of NYLIC; Manager, President and Chief Executive Officer of NYLIMH; Manager and Member of the Compensation Committee of NYLCAP; and Manager and Member of the Audit Committee of MacKay Shields

Steven M. Benevento	Manager and Executive Vice President of NYLCAP and Principal of NYLGP
Adam G. Clemens	President and Manager of NYLCAP and Principal of NYLGP
John A. Cullen	Senior Vice President, Controller and Chief Accounting Officer of NYLIC; and Manager and Chairman of the Audit Committee of NYLCAP
Frank J. Ollari	Manager and Member of the Audit Committee of NYLCAP; and Executive Vice President of NYLIMH
John E. Schumacher	Chief Executive Officer and Manager of NYLCAP and Principal of NYLGP
Barry A. Schub	Manager of NYLCAP and Executive Vice President of NYLIMH

Citizenship of all Managers

U.S.A.

Executive Officer	Present Principal Occupation

John E. Schumacher	Chief Executive Officer and Manager of NYLCAP and Principal of NYLGP
Adam G. Clemens	President and Manager of NYLCAP and Principal of NYLGP
Thomas M. Haubenstricker	Executive Vice President of NYLCAP and Principal of NYLGP
Steven M. Benevento	Manager and Executive Vice President of NYLCAP and Principal of NYLGP
James M. Barker V	Executive Vice President of NYLCAP and Principal of NYLGP
David L. Bangs	Executive Vice President of NYLCAP
Kevin A. Smith	Vice President of NYLCAP
Alison Micucci	Chief Compliance Officer of NYLCAP and Senior Managing Director and Chief Compliance Officer of NYLIMH
Nancy Scotton	Chief Financial Officer of NYLCAP
Dong Yu	Controller of NYLCAP
Robert A. Anselmi	Secretary of NYLCAP, Senior Managing Director, General Counsel and Secretary of NYLIMH and Senior Vice President of NYLIC
Barbara T. Friedman	Assistant Secretary of NYLCAP

Citizenship of all Executive Officers

U.S.A.

Schedule IV

New York Life Investment Management Holdings LLC

The names, business addresses and principal occupations of the Managers of New York Life Investment Management Holdings LLC are as follows:

Manager	Business Address	Present Principal Occupation

Ravi Akhoury	MacKay Shields 9 West 57th Street, 33rd Floor New York, N.Y. 10019	Manager and Vice Chairman of NYLIMH; and Manager, Chairman, Chief Executive Officer and Non-Voting Member of the Compensation Committee of MacKay Shields
Brian A. Murdock	51 Madison Avenue New York, N.Y. 10010
Senior Vice President of NYLIC; Manager, President and Chief Executive Officer of NYLIMH; Manager and Member of the Compensation Committee of NYLCAP; and Manager and Member of the Audit Committee of MacKay Shields

Michael E. Sproule	51 Madison Avenue New York, N.Y. 10010	Executive Vice President and Chief Financial Officer of NYLIC; Manager of NYLIMH; and Manager and Chairman of the Audit Committee of MacKay Shields
Seymour Sternberg	51 Madison Avenue New York, N.Y. 10010	Chairman of the Board and Chief Executive Officer of NYLIC; Manager and Chairman of the Compensation Committee of NYLIMH; and Manager and Member of the Compensation Committee of MacKay Shields
Gary E. Wendlandt	51 Madison Avenue	Senior Executive Vice

New York, N.Y. 10010
President in charge of Investment and Finance and Chief Investment Officer of NYLIC; Chairman and Manager of NYLIMH; Manager and Chairman of the Compensation and Valuation Committees of NYLCAP; and Manager, Member of the Compensation Committee and Member of the Audit Committee, of MacKay Shields

Theodore A. Mathas	51 Madison Avenue New York, N.Y. 10010	Vice Chairman of the Board and Chief Operating Officer of NYLIC; and Manager of NYLIMH
Frederick J. Sievert	51 Madison Avenue New York, N.Y. 10010	Director and President of NYLIC; and Manager and Member of the Compensation Committee of NYLIMH

Citizenship of all Managers

U.S.A.

The names, business addresses and principal occupations of the Executive Officers of New York Life Investment Management Holdings LLC are as follows:

Executive Officer	Business Address	Present Principal Occupation

Gary E. Wendlandt	51 Madison Avenue New York, N.Y. 10010
Senior Executive Vice President in charge of Investment and Finance and Chief Investment Officer of NYLIC; Chairman and Manager of NYLIMH; Manager and Chairman of the Compensation and Valuation Committees of NYLCAP; and Manager, Member of the Compensation Committee and Member of the Audit Committee, of MacKay Shields

Ravi Akhoury	MacKay Shields 9 West 57th Street, 33rd Floor New York, N.Y. 10019	Manager and Vice Chairman of NYLIMH; and Manager, Chairman, Chief Executive Officer and Non-Voting Member of the Compensation Committee of MacKay Shields
Brian A. Murdock	51 Madison Avenue New York, N.Y. 10010
Senior Vice President of NYLIC; Manager, President and Chief Executive Officer of NYLIMH; Manager and Member of the Compensation Committee of NYLCAP; and Manager and Member of the Audit Committee of MacKay Shields

Patrick G. Boyle	NYLIM Center 169 Lackawanna Avenue Parsippany, N.J. 07054	Executive Vice President of NYLIMH
Frank J. Ollari	51 Madison Avenue New York, N.Y. 10010	Manager and Member of the Audit Committee of NYLCAP; and Executive Vice President of NYLIMH
Christopher O. Blunt	NYLIM Center 169 Lackawanna Avenue Parsippany, N.J. 07054	Executive Vice President of NYLIMH
Barry A. Schub	NYLIM Center 169 Lackawanna Avenue Parsippany, N.J. 07054	Executive Vice President of NYLIMH; and Manager of NYLCAP
Alison Micucci	51 Madison Avenue New York, N.Y. 10010	Senior Managing Director and Chief Compliance Officer of NYLIMH; and Chief Compliance Officer of NYLCAP

Robert A. Anselmi	51 Madison Avenue New York, N.Y. 10010	Senior Managing Director, General Counsel and Secretary of NYLIMH; Secretary of NYLCAP; and Senior Vice President of NYLIC
Stephen W. Mandella	NYLIM Center 169 Lackawanna Avenue Parsippany, N.J. 07054	Senior Managing Director and Head of Financial Operations of NYLIMH
Richard B. Leber	51 Madison Avenue New York, N.Y. 10010	Assistant Secretary of NYLIMH
Parkin Lee	51 Madison Avenue New York, N.Y. 10010	Assistant Secretary of NYLIMH
George S. Shively	51 Madison Avenue New York, N.Y. 10010	Assistant Secretary of NYLIMH

Citizenship of all Officers

U.S.A.

Schedule V

New York Life Insurance Company

The business address of each of the Executive Officers listed below is 51 Madison Avenue, New York, New York 10010.

Executive Officer	Present Principal Occupation

Seymour Sternberg	Chairman of the Board and Chief Executive Officer of NYLIC; Manager and Chairman of the Compensation Committee of NYLIMH; and Manager and Member of the Compensation Committee of MacKay Shields
Frederick J. Sievert	Director and President of NYLIC; and Manager and Member of the Compensation Committee of NYLIMH
Phillip J. Hildebrand	Vice Chairman of NYLIC
Theodore A. Mathas	Vice Chairman of the Board and Chief Operating Officer of NYLIC; and Manager of NYLIMH
Michael E. Sproule	Executive Vice President and Chief Financial Officer of NYLIC; Manager of NYLIMH; and Manager and Chairman of the Audit Committee of MacKay Shields
Gary E. Wendlandt
Senior Executive Vice President in charge of Investment and Finance and Chief Investment Officer of NYLIC; Chairman and Manager of NYLIMH; Manager and Chairman of the Compensation and Valuation Committees of NYLCAP; and Manager, Member of the Compensation Committee and Member of the Audit Committee, of MacKay Shields

Executive Officer	Present Principal Occupation

Frank M. Boccio	Senior Vice President and Chief Administrative Officer for U.S. Insurance Operations of NYLIC
Joseph S. Calhoun III	Senior Vice President and Treasurer of NYLIC
Judith E. Campbell	Senior Vice President and Chief Information Officer of NYLIC
Jessie M. Colgate	Senior Vice President in charge of the Office of Governmental Affairs of NYLIC
John A. Cullen	Senior Vice President, Controller and Chief Accounting Officer of NYLIC; and Manager and Chairman of the Audit Committee of NYLCAP
Sheila K. Davidson	Executive Vice President in charge of Law and Corporate Administration of NYLIC
Solomon Goldfinger	Senior Vice President and Chief Operating Officer for U.S. Insurance Operations of NYLIC
Robert L. Smith	Senior Vice President in charge of Special Markets of NYLIC
Susan A. Thrope	Senior Vice President, Deputy General Counsel and Secretary of NYLIC
Thomas J. Warga	Senior Vice President, General Auditor and Chief Privacy Officer of NYLIC
Brian A. Murdock
Senior Vice President of NYLIC; Manager, President and Chief Executive Officer of NYLIMH; Manager and Member of the Compensation Committee of NYLCAP; and Manager and Member of the Audit Committee of MacKay Shields

Joseph A. Gilmour	Executive Vice President of NYLIC, President and Chief Executive Officer of New York Life International
Thomas F. English	Senior Vice President and General Counsel of NYLIC
Stephen N. Steinig	Senior Vice President and Chief Actuary of NYLIC

Citizenship of all Executive Officers
Joseph Gilmore  Canada
All Others     U.S.A.

The names and principal occupations of the Directors of New York Life Insurance Company are as follows. The business address of each of the persons listed below is 51 Madison Avenue, New York, New York 10010.

Director	Present Principal Occupation

Betty C. Alewine
Director, Vice Chairwoman of the Audit Committee and Member of the Investment and Governance Committees of NYLIC, Director of Rockwell Automation Corp., The Brink’s Company and the Cancer Research and Prevention Foundation of America

Robert M. Baylis
Director, Chairman of the Investment Committee and a Member of the Audit and Insurance & Operations Committees of NYLIC, Chairman of Gildan Activewear, Inc., Director of Host Marriott Corporation, Covance Inc., PartnerRe Ltd. and the Rubin Museum of Art and Overseer of the University of Pennsylvania Museum of Archaeology and Anthropology

James L. Broadhead	Director, Chairman of the Audit Committee and Member of the Corporate Organization & Compensation and Governance Committees of NYLIC and Director of The Brink’s Company
Mark L. Fielder	President, Chief Operating Officer and Director of BellSouth Corporation, Director of Cingular Wireless, Member of the Insurance and Operations Committee of NYLIC
Kent B. Foster
Director, Chairman of the Corporate Organization & Compensation Committee and Member of the Audit and Governance Committees of NYLIC, Chairman and Chief Executive Officer of Ingram Micro Inc. and Director of J.C. Penney Company and the Campbell Soup Company

Christina A. Gold
Director and Member of the Audit, Insurance & Operations and Corporate Organization & Compensation Committees of NYLIC, President of Western Union Financial Services, Inc., Senior Executive Vice President of First Data Corporation, Director of ITT Industries, Inc., Torstar Corporation and the National Executive Service Corp.

Director	Present Principal Occupation

Conrad K. Harper
Director, Vice Chairman of the Governance Committee and Member of the Investment Committee of NYLIC, Of Counsel to Simpson Thacher & Bartlett LLP, Member of the Harvard Corporation and the Council of the American Law Institute, Trustee of the William Nelson Cromwell Foundation, the Lawyer’s Committee for Civil Rights Under Law and the Metropolitan Museum of Art, Director of the Public Service Enterprise Group Incorporated and the Academy of Political Science

Theodore A. Mathas	Vice Chairman of the Board and Chief Operating Officer of NYLIC; and Manager of NYLIMH
Leslie G. McCraw, Jr.
Director, Chairman of the Insurance & Operations Committee and Member of the Corporate Organization & Compensation and Investment Committees of NYLIC, Director of MateriaLink.com, Inc., the Peace Center for the Performing Arts, South Carolina Governor’s School for the Arts and Humanities Foundation, Greenville Symphony Endowment Fund, Inc. and Ronald McDonald House Charities of the Carolinas, Inc., Life Trustee of Clemson University and member of the board of Clemson Research Foundation and Member of the Board of Governors of the Commerce Club

Admiral Joseph W. Prueher
Director, Member of the Corporate Organization & Compensation, Governance and Insurance & Operations Committees of NYLIC, Director of Fluor Corporation, Merrill Lynch & Co., Emerson Electric Co. and Long Shadow Vintners and Member of the Board of Governors of the Nature Conservancy

Frederick J. Sievert	Director, President of NYLIC, and Manager and Member of the Compensation Committee of NYLIMH
Seymour Sternberg
Director, Chairman of the Board and Chief Executive Officer of NYLIC; Manager and Chairman of the Compensation Committee of NYLIMH; and Manager and Member of the Compensation Committee of MacKay Shields

Frederick O. Terrell
Director, Vice Chair of the Investment Committee, and Member of the Insurance & Operations and Corporate Organization & Compensation Committees of NYLIC; Managing Partner and Chief Executive Officer of Provender Capital Group, LLC, Director of WellChoice, Inc., Member of the Board of Advisors of the Yale School of Management and the CORO Foundation

Citizenship of Directors

Christina A. Gold	Canada

All Others	U.S.A.